

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 9, 2016

Via E-mail
Mark A. Kersey
Chief Executive Officer
High Desert Holding Corporation
865 Tahoe Blvd., Suite 302
Incline Village, NV 89451

> **Re: High Desert Holding Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 25, 2016**
> **File No. 333-212527**

Dear Mr. Kersey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2016 letter.

Cover page

1.   We note your response to prior comment 2 and we reissue our comment. Please disclose the offering price of the securities on a per share basis for both the company offering and the shareholder offering. Refer to Item 501(b)(3) of Regulation S-K. Also revise to indicate that the selling shareholders' shares will be sold at a fixed price until the shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices, if applicable.

Offering Summary

2.   Please revise to indicate the price for the 6,500,000 shares of common stock being offered by the company.

3.   We note your statement under the Offering Price section that "the shares may be offered and sold from time to time by the selling stockholders … at prevailing market prices or privately negotiated prices." Please revise to indicate that the selling shareholders' shares will be sold at a fixed price until the shares are quoted on the OTC Bulletin Board, the OTCQX, the OTCQB or listed on a securities exchange and thereafter at prevailing market prices or privately negotiated prices.

Risk Factors

We are controlled by our management and affiliates, page 9

4.   Please revise to also indicate the percentage of common stock beneficially owned by management, directors and affiliates after the company offering is complete.

Terms of the Offering, page 13

5.   We note your response to prior comment 5. However, we note that on page 13 you state that your "shares may be sold to purchasers from time to time directly by . . . the company." Please revise or tell us how the company's offering of securities from 'time to time' complies with Rule 415 of Regulation C. We may have further comment.

Management's Discussion and Analysis of Financial Condition, page 15

6.   We note your response to comment 16 and Exhibit 99.1. Your disclosure states that your Kibby Flats property consists of 12 lode claims however your Exhibit 99.1 lists 10 KF claims. Please advise.

7.   We note your response to comment 20. It appears your revised disclosure includes the average grade of all samples instead of the *weighted* average grade. Please advise. Additionally include the type of sample and the weight/length of each sample in your Exhibit 99.3.

8.   We note the revised disclosure that assays of the samples were performed by three named labs and the lab names also are listed at the top of Exhibit 99.3. If you retain the names of the labs in your filing, please file a consent of expert from each lab as an exhibit to the registration statement. The consents should agree with the information attributable to them and consent to being named in the prospectus.

Certain Relationships, Related Transactions, and Director Independence, page 25

9.   We note your response to comment 30. Please advise us if you plan to use proceeds from the offering to repay the loan to Mr. Weigel and the administrative and travel expenses to Mr. Kersey.

Recent Sale of Unregistered Securities, page II-1

10.   We note your response to prior comment 36 and reissue the comment. Please include the information required by Item 701 of Regulation S-K for each sale of unregistered securities. For example, we note that you do not identify the purchaser or class of persons for each transaction.   Also indicate the facts relied upon to make the exemption available for each sale.

Exhibits

Subscription Agreement – Exhibit 10.1

11.   We note that the Stock Purchase Agreement states in the representations and warranties of the purchaser section that "Purchaser hereby acknowledges that the Shares have not been and are not registered under the Securities Act of 1933, as amended, and that the Shares shall not be transferred or sold except …." It appears that the purchasers will be subscribing to shares being offered pursuant to the registration statement. Please revise the Stock Purchase Agreement or advise us as appropriate.

Signatures

12.   We note your response to prior comment 40 and reissue the comment. Please revise Mr. Kersey's title to indicate that he is your principal accounting officer.

        You may contact John Coleman at (202) 551-3610 if you have questions regarding comments on the engineering related matters. Please contact Jonathan Burr at (202) 551-5833 or David Link at (202) 551-3356 with any other questions.

                                        Sincerely,

                                        /s/ David Link for

                                        John Reynolds
                                        Assistant Director
                                        Office of Beverages, Apparel, and
                                        Mining

cc: Patrick Ogle